Exhibit (a)(14)

FOR IMMEDIATE RELEASE

ISSUED ON BEHALF OF REED INTERNATIONAL PLC and ELSEVIER NV

REED ELSEVIER INC EXTENDS HARCOURT TENDER OFFER

NEW YORK (April 2, 2001) Reed Elsevier Inc. ("Reed Elsevier") today announced an extension of the expiration date of its tender offer for all outstanding shares of common stock, par value $1.00 per share and all outstanding shares of series A cumulative convertible stock, par value $1.00 per share of Harcourt General, Inc. (NYSE: H) from 12:00 midnight, New York City time on Wednesday, April 4, 2001 until 12:00 midnight, New York City time on Friday, May 4, 2001.

The offer is being extended to accommodate the continuing regulatory review processes in the United Kingdom and the United States. Reed Elsevier may further extend the offer in due course.

Reed Elsevier has been advised by Citibank, N.A., the Depositary for the tender offer, that as of the close of business on March 30, 2001, approximately 24,525,765 shares of common stock of Harcourt General, Inc. and approximately 526,228 shares of series A cumulative convertible stock had been validly tendered and not withdrawn pursuant to the offer.

For further information, please contact MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885.